SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*


                           Avteam, Inc.
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                         (Name of Issuer)

              Common Stock, Class A, par value $.01
-----------------------------------------------------------------
                  (Title of Class of Securities)

                            054527205
              -------------------------------------
                          (CUSIP Number)

                        September 30, 1998
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                 -------------------------
CUSIP No. 054527205           13G           Page  2 of 7 Pages
-----------------------                 -------------------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Credit Suisse First Boston, on behalf of the
        Credit Suisse First Boston business unit
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See instructions)
                                                      (a) [ ]
                                                      (b) [X]
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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
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                  5      SOLE VOTING POWER

   NUMBER OF
                         0
                 ------------------------------------------------
     SHARES       6      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                         1,188,555
                 ------------------------------------------------
      EACH        7      SOLE DISPOSITIVE POWER
   REPORTING
     PERSON
                         0
                 ------------------------------------------------
       WITH       8      SHARED DISPOSITIVE POWER


                         1,188,555
-----------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON


        1,188,555
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10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
        CERTAIN SHARES (See Instructions)


-----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        11.1%
-----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (See Instructions)


        BK, HC, OO
-----------------------------------------------------------------

Item 1.

      (a)  Name of Issuer:

            Avteam, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

            3230 Executive Way, Miramar, Florida  33025

Item 2.

      (a)  Name of Person Filing:

            Credit Suisse First Boston, on behalf of Credit
            Suisse First Boston business unit. See Schedule I.

      (b)  Address or Principal Office or, if none, Residence:

            Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich,
            Switzerland

      (c)  Citizenship:

            Switzerland

      (d)  Title of Class of Securities:

            Common Stock, Class A, par value $.01 (the
            "Common Stock")

      (e)  CUSIP Number:

            054527205

Item 3.    If this statement is filed pursuant to sections
           240.13d-1(b) or 240.13d-2(b) or (c), check
           whether the person filing is a(n):

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [X] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in section
                   3(a)(19) of the Act (15 U.S.C. 78c);


                        Page 3 of 7 Pages

           (d) [ ] Investment company registered under section 8
                   of the Investment Company Act of 1940
                   (15 U.S.C. 80a-8);

           (e) [ ] Investment adviser in accordance with
                   section 240. 13d-1(b)(1)(ii)(E);

           (f) [ ] Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [X] Parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                   1813);

           (i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with section
                   240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

           (a)  Amount beneficially owned:
                 See response to Item 9 on the attached cover pages.

           (b)  Percent of class:
                 See response to Item 11 on the attached cover pages.

           (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:
                       See response to Item 5 on the attached
                       cover pages.

                 (ii)  shared power to vote or to direct the
                       vote: See response to Item 6 on the
                       attached cover pages.

                (iii)  sole power to dispose or to direct the
                       disposition of: See response to Item 7 on the attached cover pages.

                 (iv) shared power to dispose or to direct the disposition of: See response to Item 8 on the attached cover pages.

                        Page 4 of 7 Pages

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           Not applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           See Schedule I.

Item 8.    Identification and Classification of Members of the
           Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.


                        Page 5 of 7 Pages

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998

                          CREDIT SUISSE FIRST BOSTON, acting
                          solely on behalf of the Credit Suisse
                          First Boston business unit



                          By  /s/ Ray Dorado
                            ---------------------------
                             Name: Ray Dorado
                             Title: Director


                        Page 6 of 7 Pages

Schedule I

This Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss Bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an indirect majority owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. CSFBC is a wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The Bank owns a majority of the voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.


                        Page 7 of 7 Pages